
March 6, 2013

<u>Via E-mail</u>
Gregorio Formoso
President and Chief Executive Officer
AIM Exploration Inc.
Suite 514, VGP Center
6772 Ayala Avenue
Makati City, Manila
Philippines

> **Re:** **AIM Exploration Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 12, 2013**
> **File No. 333-182071**

Dear Mr. Formoso:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Financial Information, page 6</u>

1.   Please revise the summary information to present income statement information for each of the fiscal years ending on August 31, 2012 and 2011, the period from inception to August 31, 2012 and the most recent unaudited interim period.

<u>Selling Shareholders, page 11</u>

2.   We note that the table under this heading currently presents 28.5 million shares being sold rather than 31.5 million. Please revise the table to list all shares being registered in your offering.

Description of Securities, page 13

3.   Please revise the number of shares issued and outstanding at November 30, 2012 to correspond with the 68 million shares presented as issued and outstanding in the balance sheet.

4.   We note you disclose thirty-eight selling shareholders in the table on page 11, thirty-five on this page and thirty-six on page 22. Please revise your disclosure to resolve this inconsistency.

Description of Business, page 14

5.   We note your revised disclosure in response to comment 5 of our letter dated October 15, 2012. However, we partially reissue the comment as we are unable to locate responsive disclosure regarding the company's management agreement with Paladino referenced on page 14. Please revise to disclose the material terms of this agreement. Finally, please attach the share purchase agreement with Pha-Hsu Corp., the share purchase agreement between Paladino and Pha-Hsu Corp. and the company's management agreement with Paladino. In this regard, it appears the two share purchase agreements were attached in improper format. Filings, including exhibits, must be in either ASCII-text or HTML format. Please file each exhibit properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Our Planned Exploration Program, page 20

6.   We note your response to comment 14 of our letter dated October 15, 2012. Please tell us when you plan to submit supporting documentation of the statement that Royal Tern does not consider other domestic suppliers of feldspar to be reliable.

Plan of Operation, page 23

7.   We note on page 14 that you expect to spend approximately $300,000 in exploration and development of your mining properties. Please expand your disclosure under this heading to describe these expenses, providing details of the estimated timing and amounts that you expect to incur on your mining properties in the next twelve months.

8.   Please expand your disclosure of your results of operations to include a comparative discussion of the fiscal year ended August 2012 versus the year ended August 31, 2011.

Directors, Executive Officers, Promoters and Control Persons, page 26

9.   We note your response to comment 18 of our letter dated October 15, 2012. However, it is unclear whether Mr. Rivera does not hold any other positions currently with his directorship or did not hold any other positions during the required five year disclosure

period set forth in Item 401(e) of Regulation S-K. Please revise your disclosure to clarify and if Mr. Rivera held other positions during the past five years, please revise to provide complete Item 401(e) disclosure, including beginning and end dates of such employment. Finally, please advise of Mr. Rivera's role in the previously-disclosed companies, Global Filipino Solutions, Inc., Pharmacanada, Inc. and Canadian Pacific Global Pharmaceuticals Inc. and revise as appropriate.

Certain Relationships and Related Transactions, page 27

10.   We note your revised disclosure in response to comment 19 of our letter dated October 15, 2012 and we reissue the comment. Please revise to state the date the Mr. Rivera made the loans disclosed under this heading.

Financial Statements as of August 31, 2011, page 28

11.   Please revise the heading here and in your statement of stockholders' equity on page F-4 so that it is dated August 31, 2012 rather than 2011. Also, revise the headings on each annual statement to remove the term condensed.

Report of Independent Registered Public Accounting Firm, page 29

12.   Please obtain and file a revised report from your auditor that makes reference to the statement of operations, changes in stockholders' equity (deficit) and cash flows for the year ended August 31, 2011 within the scope paragraph. The report should also be revised to remove the period from inception through August 31, 2011.

Condensed Statements of Cash flows, page F-5

13.   We note that the financing section of the cash flow statement does not correspond with your disclosures at Note 4 and the statement of equity. For example, you present $10,000 in cash proceeds from the sale of common stock sales and $40,000 in subscriptions receivable in the cash flow statement whereas Note 4 and the statement of equity disclose the receipt of $40,000 in cash and $10,000 in subscriptions. Please revise so that the cash flow statement shows the actual amount of cash and subscriptions received in the year ended August 31, 2011.

14.   Please revise to present the loss on impairment of $3,335 as a non-cash reconciling item in your determination of cash used in operating activities.

Note 2 –Summary of Significant Accounting Policies, page F-6

15.   We note your response to comment 21 from our letter dated October 15, 2012 does not address the accounting treatment of your 40% equity ownership interest in the Pah Hsu Qhuin Mining Phils. Corp. In your response, please explain the basis for your accounting

treatment and why this transaction did not trigger accounting recognition in your financial statements. Include a footnote that describes the pertinent terms of the share purchase agreement, including information about the acquisition date, the parties involved in the transaction and the types and amounts of consideration paid.

Note 6 - Income Taxes, page F-11

16. We note your response to comment 22 and do not see how you have provided appropriate labeling of your table on page F-11 relating to your valuation allowance. Please amend your disclosures to provide labeling of each line item included in this table. For example, if the 35% you disclose in this table represents the statutory tax rate, please label it as such.

Note 7 – Restatement, page F-11

17. We note your disclosure indicating that you restated your financial statements to record a payable that was omitted in your financial statements for the year ended August 31, 2011. Please revise your disclosures to present the effect of the correction on each financial statement line item and any per-share amounts affected as required by FASB ASC 250-10-50-7.

Condensed Unaudited Financial Statements as of November 30, 2012, page F-12

Note 4 – Capital Stock, page F-20

18. Please expand your disclosure to provide details of the sale of 18 million common shares that occurred during the interim period. Disclose the form(s) of consideration received and if the parties were related or unrelated. Also include this recent sale under the heading Recent Sales of Unregistered Securities on page 31.

Exhibit 23.1

19. Please provide an updated consent that references the annual and inception to date periods that will be disclosed in the revised accountant's report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Gregorio Formoso
AIM Exploration Inc.
March 6, 2013
Page 5

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Senior Staff Accountant, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Staff Engineer at (202) 551-3610 if you have questions on engineering related matters. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann, at (202) 551-3713 with any other questions.

Sincerely

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Esmeralda Musailov, Esq.